UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 23, 2025

_____

In the Matter of

Generation Income Properties, Inc.
401 East Jackson Street
Suite 3300
Tampa, Florida 33602

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-274786

_____

      Generation Income Properties, Inc. filed with the Commission post-effective amendment no. 1 to a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The post-effective amendment no. 1 to the registration statement has been on file for more than nine months and has not yet become effective.

      Generation Income Properties, Inc. has failed to respond to notice under Rule 479 that the post-effective amendment no. 1 to the registration statement would be declared abandoned unless it was timely amended or withdrawn;

      In view of the foregoing, it is ORDERED that the post-effective amendment no. 1 to the registration statement be declared abandoned on May 23, 2025.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief